ASANKO GOLD

TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD ANNUAL GENERAL MEETING INFORMATION

Vancouver, British Columbia, May 23, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) advises it will hold its Annual General Meeting ("AGM") on Thursday June 16, 2016.

Materials for the AGM, including its shareholders proxy circular, have now been filed at www.sedar.com and at www.sec.gov and are available on the Company's website at www.asanko.com.

In the proxy circular, the Company provides details of its proposal to re-elect its current slate of seven directors, reappoint KPMG LLP as auditors and certain mandated disclosure about corporate governance matters. Included in this year's agenda is also a proposal to re-adopt a shareholders rights plan to replace a similar one that expired in 2015. The Rights Plan was not adopted in response to any specific take-over bid and is intended to ensure that, in the context of a bid for control of the Company through an acquisition of shares, all shareholders have an equal opportunity to participate in, and adequate time to assess, any bid that may be made. The Rights Plan is described in detail in the proxy circular and a full copy of the Rights Plan is separately available under the Company's SEDAR profile at www.sedar.com and at www.sec.gov.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com